21-07-07 12:27 FRAN-SVENSKA CELLULOSA AB INFO DEP +086788130 T-563 P.01 F-639

File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SUPPL

SCA

Date	24 July 2007
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Charlotte Lundgren Corporate Communications
No of pages (inclusive)	19

07025532

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's press release, **Interim report 1 January – 30 June 2007**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Charlotte Lundgren
Charlotte Lundgren

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

Encl.

7/27

DK-TO7

Interim report Q2 2007

SCA

Interim report
1 January – 30 June 2007

1 JANUARY – 30 JUNE 2007 (compared with the same period previous year)

- Net sales amounted to SEK 51,743m (50,694).
- Profit before tax amounted to SEK 3,876m (3,277).
- Net profit for the period amounted to SEK 3,004m (2,490).
- Earnings per share amounted to SEK 4.26 (3.53), an improvement of 21%.
- Operating cash flow amounted to SEK 919m (712).

EARNINGS TREND

SEKm	0706	0606	%	2007:2	2007:1	%
Net sales	51,743	50,694	2	26,128	25,615	2
Operating surplus	7,743	7,162	8	3,960	3,783	5
Operating profit	4,730	4,068	16	2,448	2,282	7
Financial items	-854	-791		-435	-419	
Profit before tax	3,876	3,277	18	2,013	1,863	8
Tax	-872	-787		-443	-429	
Net profit for the period	3,004	2,490	21	1,570	1,434	9
Earnings per share, SEK	4.26	3.53	21	2.23	2.04	9

CEO'S MESSAGE

"SCA's operations developed well during the second quarter. Profit for the period improved by 21% compared with the same period in the previous year and by 9% compared with the previous quarter. The price and volume trend for most of our operations was favourable. This, together with the intensive efforts currently under way to strengthen our customer offering and develop an even better customer and product mix, resulted in revenue improvements that well exceeded the increased raw material costs.

In my opinion we will continue to see stable development during the autumn with good demand. At the same time, raw material costs will continue to rise."

Jan Åström
President and CEO

SHARE OF NET SALES


Forest Products
18%
Personal Care
21%
Packaging
31%
Tissue
30%

SHARE OF OPERATING PROFIT


Forest Products
30%
Personal Care
30%
Packaging
24%
Tissue
16%

EARNINGS TREND FOR THE GROUP

SEKm	0706	0606	%	2007:2	2007:1	%
Net sales	51,743	50,694	2	26,128	25,615	2
Operating expenses	-44,000	-43,532		-22,168	-21,832	
Operating surplus	7,743	7,162	8	3,960	3,783	5
Depreciation and write-downs	-3,035	-3,108		-1,526	-1,509	
Share of profits of associated companies	22	14		14	8	
Operating profit	4,730	4,068	16	2,448	2,282	7
Financial items	-854	-791		-435	-419	
Profit before tax	3,876	3,277	18	2,013	1,863	8
Tax	-872	-787		-443	-429	
Net profit for the period	3,004	2,490	21	1,570	1,434	9
Earnings per share, SEK - equity holders of the Parent Company - after dilution effects	4.28	3.53	21	2.23	2.04	9
Margins (%)						
Operating surplus margin	15.0	14.1		15.2	14.8	
Operating margin	9.1	8.0		9.4	8.9	
Financial net margin	-1.7	-1.6		-1.7	-1.6	
Profit margin	7.5	6.5		7.7	7.3	
Tax	-1.7	-1.6		-1.7	-1.7	
Net margin	5.8	4.9		6.0	5.6	

OPERATING PROFIT PER BUSINESS AREA

SEKm	0706	0606	%	2007:2	2007:1	%
Personal Care	1,437	1,392	3	758	679	12
Tissue	752	701	7	413	339	22
Packaging	1,311	914	43	622	689	-10
Forest Products	1,413	1,208	17	750	663	13
Other	-183	-147		-95	-88	
Total	4,730	4,068	16	2,448	2,282	7

OPERATING CASH FLOW PER BUSINESS AREA

SEKm	0706	0606	%	2007:2	2007:1	%
Personal Care	1,298	1,331	-2	657	641	2
Tissue	728	261	179	517	211	145
Packaging	-93	-173	46	167	-260	-
Forest Products	932	1,191	-22	241	691	-65
Other	-61	-223		160	-221	
Total	2,804	2,387	17	1,742	1,062	64

KEY RATIOS

	0706	0606	2007:2	2007:1
Debt/equity ratio	0.56	0.70	0.56	0.57
Debt payment capacity, %	33	28	33	34
Return on capital employed, %	10	8	10	10
Return on equity, %	10	9	10	10




TALK IS CHEAP





Development compared with the same period in the previous year:

Packaging
Net sales: +1%
Operating profit: +43%

Forest Products
Net sales: +4%
Operating profit: +17%

Tissue
Net sales: +0%
Operating profit: +7%

Personal Care
Net sales: +3%
Operating profit: +3%

GROUP

Net sales improved by 2% compared with the same period in the previous year and amounted to SEK 51,743m (50,694). Higher prices, primarily for corrugated board but also for solid-wood products and tissue, and higher volumes increased net sales by 6% or SEK 3,000m. Net sales decreased as a result of divestments by 2% and due to exchange rate fluctuations by 2%. Profit before tax improved by 18% and amounted to SEK 3,876m (3,277).

Compared with the first quarter of 2007, net sales increased by 2%. Improved volumes for all operating areas and higher prices, primarily within the corrugated board and sawmill operations, more than offset the effects of the divestment of the North American packaging operations. The operating surplus margin improved and amounted to 15.2%. Profit before tax improved by 8% and amounted to SEK 2,013m (1,863).

CASH FLOW AND FINANCING

The operating cash surplus amounted to SEK 7,423m compared with SEK 6,878m in the same period in the previous year. High tied-up working capital had a negative effect on operating cash flow of SEK 2,245m (1,887). The increase in working capital follows normal annual patterns and was greatest within Packaging and Tissue. This is an effect of increased inventories and higher sales. As in the previous year, current capital expenditures amounted to approximately 4% of net sales. Expenditures for the efficiency enhancement programmes are proceeding according to plan. The operating cash flow improved to SEK 2,804m (2,387).

Financial items increased by SEK 63m and amounted to SEK -854m. A lower average net debt and higher dividends received did not fully compensate for higher interest rates. Tax payments were slightly higher than in the same period last year and amounted to SEK -1,037m (-825). Cash flow from operations improved to SEK 919m (772).

Strategic investments and acquisitions amounted to SEK 987m (447), of which SEK 330m related to the purchase price for the minority holding in the Chinese tissue company Vinda, which was listed after SCA's acquisition. Other investments included rebuilding of the testliner machines in Lucca, Italy, and Aschaffenburg, Germany. Divestments during the period amounted to SEK 2,895m, primarily for the sold packaging operations in North America. Dividends were paid to shareholders in April and amounted to SEK 2,807m. Net cash flow was SEK 69m (-2,187).

Net debt at the end of the period was SEK 34,843m, a decrease of SEK 1,556m since the start of the year. A positive net cash flow of SEK 69m was offset by currency effects of SEK 693m due to the weakening of the Swedish krona. Remeasurements according to IAS 19 for pensions and IAS 39 for financial instruments had a combined positive effect of SEK 2,180m, most of which was attributable to pensions.

EQUITY

Consolidated equity increased by SEK 2,878m during the period to SEK 61,841m. Net profit for the period and the effects of remeasurements according to IAS 19 for pensions and IAS 39 for financial instruments increased equity by SEK 3,004m and SEK 1,668m respectively. Dividends amounted to SEK 2,807m while currency effects increased equity by SEK 1,013m.

PERSONNEL

At the end of the period the average number of employees was 50,800, of whom approximately 1,300 people in the North American packaging operations, compared with approximately 51,000 in 2006 and 50,000 in the same period in the previous year.

EFFICIENCY ENHANCEMENT PROGRAMME

Additional savings from the ongoing efficiency programme affected earnings by SEK 20m during the second quarter. Total savings in the second quarter amounted to approximately SEK 320m, which corresponds to an annual rate of SEK 1,280m. As previously announced, annual savings of SEK 1,550m will be achieved with full impact in 2008.

TAX

The estimated tax rate for the year was revised downwards from 23% to 22.5% and therefore amounted to 22% in the second quarter. Reductions in corporate tax to start in 2008 were decided in Germany at the beginning of the third quarter. As well as a future lower tax expense, there will also be a one-time effect of approximately SEK 400m due to revaluation of deferred tax liabilities which will reduce the tax expense in the third quarter.

ACQUISITIONS AND DIVESTITURES

First quarter

Payment was received for the North American packaging operations, USD 400m, corresponding to the book value and the operations were deconsolidated on 7 March.

SCA concluded an agreement for acquisition of Procter & Gamble's European tissue operations. The purchase price amounts to EUR 512.5m to be paid in cash. The acquisition is subject to approval from the relevant authorities.

SCA acquired 20% of the Chinese tissue company Vinda for SEK 330m. The company was listed at the beginning of July and the share price has shown positive development and currently exceeds SCA's acquisition price by 100%.

A jointly owned company was established with Godrej Consumer Products Ltd for manufacturing and sales of baby diapers and feminine care products in India, Nepal and Bhutan. The parties have equal holdings in the company which will start with an equity corresponding to SEK 32m (200 million rupees).

Second quarter

The British company Severn Timber was acquired in May. The company supplies wood products to the British builders' merchant market and processes planed and impregnated products. Annual net sales amount to SEK 150m.

CAPITAL EXPENDITURES

First quarter

A decision was made to invest in a second tissue machine in Barton, USA. With the new machine, Barton will produce 170,000 tonnes. The investment amounts to approximately SEK 1,000m and production is scheduled to start in summer 2008.

A decision was made to proceed with the investment in a new tissue plant in Sovetsk, south of Moscow, Russia. Capacity amounts to 30,000 ton tonnes and the investment amounts to approximately SEK 615m.

Second quarter
EUR 46m will be invested in a new corrugated board plant in Nantes, France. The new facility will replace the present plant and go into operation in 2009.

In Poland, EUR 14m is being invested in two corrugated board plants. This represents both expansion of corrugated board capacity in order to take advantage of growth opportunities in a growing market and a design centre with a focus on consumer packaging. The plants will go into operation during 2007.

In Romania, EUR 10m will be invested to upgrade an existing facility into a fully integrated corrugated board plant. The plant will be completed during 2008.

During the quarter, SCA inaugurated a packaging plant in Suzhou, China. This investment amounted to USD 20m for a plant that will function as a full-service centre for customers. During the quarter, a decision was also made to build a packaging plant in Nanjing, China. This USD 12m investment is designed to enable continued volume growth.

EVENT AFTER THE END OF THE REPORT PERIOD

A final decision has been issued in the ten-year old valuation dispute between the minority shareholders in PWA (now SCA Hygiene Products AG) and SCA. For further information on this matter, please refer to the separate press release dated 24 July 2007.

ACCOUNTING PRINCIPLES

This interim report is prepared according to IAS 34 and according to the Swedish Financial Accounting Standards Council's standard RR 31 and, with regard to the Parent Company, RR 32. The accounting principles applied comply with those presented in the 2006 Annual Report.

NEW INFORMATION

In accordance with new Swedish reporting requirements for listed companies, that apply from 1 July 2007, two new sections have been added to the six-month report, Risks and Uncertainties and Related Party Transactions. Board members are also required to provide assurance and to sign the six-month report. These extended reporting requirements also apply to the full-year report.

RISKS AND UNCERTAINTIES

SCA's financial risk management is presented in the 2006 Annual Report on pages 66 – 69. The Group's operations and the inherent risks are described in other sections of the annual report. No significant changes have occurred that have changed the risks as reported in the Annual Report.

Strategic risks
Risks in conjunction with company acquisitions are analyzed in the due diligence processes that SCA carries out prior to all acquisitions. Acquisitions that might affect the assessment of SCA's financial and operational risks are described under the heading "Acquisitions and Divestitures" in this report.

Operational risks
Management of operational risks is primarily carried out by SCA's business managers. SCA's internal audit function is tasked with examining compliance with internal control processes.

RELATED PARTY TRANSACTIONS

No transactions have been carried out between SCA and related parties that had an material impact on the company's financial position and results.

Share of group, net sales


21%

Share of group, operating profit


30%

Net sales



Operating profit and margin



Deviations, operating profit (%)	
0706 vs. 0606	3%
Price/mix	15%
Volume	18%
Raw material	-11%
Energy	0%
Currency	-3%
Other	-16%

Deviations, operating profit (%)	
2007:2 vs. 2007:1	12%
Price/mix	6%
Volume	11%
Raw material	1%
Energy	0%
Currency	1%
Other	-7%

PERSONAL CARE

Net sales amounted to SEK 10,885m which was 3% higher than in the corresponding period in 2006. Increased volumes and higher prices improved net sales by 4% and 2% respectively, while exchange rate fluctuations reduced net sales by 3%.

MARKET

Following a weak start to the year, sales within the healthcare sector increased during the second quarter, partly as a result of SCA's launch of the Tena Feel Dry incontinence product. In a growing number of countries procurement within the healthcare sector is being carried out for larger regions which has increased competition. Sales to the European retail sector continued to develop favourably, this applies in particular to feminine care products, where SCA conducted successful campaigns in the late spring, as well as to baby diapers.

In South America, sales of baby diapers continued to show very strong development. In Mexico, SCA launched the Saba Confort feminine care product with new fragrances which was well received by consumers and the retail sector and contributed to increased sales.

OPERATIONS

January – June (compared with the same period previous year)

Net sales amounted to SEK 10,885m compared with SEK 10,597m in the same period in the previous year. The increase is mainly an effect of improved volumes relating to sales of incontinence products to the European retail market. In addition, an increased share of incontinence protection in a pant model contributed to higher prices and an improved product mix. Exchange rate fluctuations reduced net sales by 3%.

Operating profit increased by 3% and amounted to SEK 1,437m (1,392). Operating profit improved due to increased volumes and higher prices which contributed SEK 255m and SEK 206m respectively. Volume and price improvements were offset by higher production costs, primarily for raw material, and increased costs for continued growth in new markets in the form of marketing and organizational build-up (reported under Other in the deviations analysis). Exchange rate fluctuations reduced operating profit by 3%.

Operating cash surplus amounted to SEK 1,926m (1,891) and operating cash flow was SEK 1,298m (1,331). An improved operating cash surplus was counteracted by higher tied-up working capital and slightly higher net current capital expenditures.

Second quarter (compared with the previous quarter)

Sales increased during the quarter, above all to the retail sector, and operating profit rose by 12%. Prices are on a par with the previous quarter while volume development was strong. This is partly an effect of an upgrade of the product range relating to sales to the healthcare sector. Sales of feminine care products were very positive during the quarter, partly due to marketing campaigns. The baby diaper segment also showed strong development and the good sales trend in Russia continues as do sales to retailers' brands.

BUSINESS AREA PERSONAL CARE

SEKm	0706	0606	%	2007:2	2007:1	%
Net sales	10,885	10,597	3	5,554	5,331	4
Operating surplus	1,924	1,889	2	991	933	6
Operating profit	1,437	1,392	3	758	679	12
Operating surplus margin, %	17.7	17.8		17.8	17.5	
Operating margin, %	13.2	13.1		13.6	12.7	
Volume growth, %	4.7	10.3		3.4	2.8	

Share of group, net sales


30%

Share of group, operating profit


10%

Net sales



Operating profit and margin



Deviations, operating profit (%) 0706 vs. 0606	7%
Price/mix	84%
Volume	-1%
Raw material	-53%
Energy	9%
Currency	-4%
Other	-28%

Deviations, operating profit (%) 2007:2 vs. 2007:1	22%
Price/mix	26%
Volume	18%
Raw material	-24%
Energy	19%
Currency	0%
Other	-17%

TISSUE

Net sales amounted to SEK 15,785m which is the same level as in the corresponding period in 2006. Higher prices were offset by currency effects. In the European and North American operations prices improved by 4%.

MARKET

In Europe, SCA is implementing a stepwise strategic shift towards segments with a higher value content. Within consumer tissue this represents a greater focus on SCA's own brands and retailers' brands. During the second quarter this led to slightly lower volumes, but the changed customer mix had a positive impact on operating profit. Sales of tissue for use outside the home (Away-From-Home, AFH) increased within most European markets. In North America, volumes showed strong development during the second quarter, which was due both to seasonal reasons and new customer contracts.

OPERATIONS

January – June (compared with the same period previous year)

Net sales amounted to SEK 15,785m compared with SEK 15,749m in the same period in the previous year. Implemented price increases were counteracted by currency effects which reduced net sales by 3% corresponding to SEK 530m. Price increases in the operations in Europe and North America amounted to 4%.

Operating profit amounted to SEK 752m (701), an increase of 7% compared with the same period in the previous year. Higher prices in Europe, North America and Latin America, as well as slightly lower energy costs, were offset by higher raw material costs. Exchange rate fluctuations reduced operating profit by 4%. Increased depreciation, temporarily lower capacity utilization in North America and increased sales costs are reported under Other in the deviations analysis.

Operating cash surplus amounted to SEK 1,778m (1,756) and operating cash flow was SEK 728m (261). A slightly better operating cash surplus combined with lower expenditures for the ongoing efficiency programmes and lower net current capital expenditures contributed to the improvement.

Second quarter (compared with the previous quarter)

Sales increased during the second quarter due to higher volumes in North America and Latin America and higher prices in the European operations, mainly as an effect of an improved product and customer mix.

The 22% improvement in earnings for the second quarter is mainly explained by improved prices. Higher volumes and lower energy costs made a positive contribution to earnings but were offset by higher raw material costs.

BUSINESS AREA TISSUE

SEKm	0706	0606	%	2007:2	2007:1	%
Net sales	15,785	15,749	0	8,060	7,725	4
Operating surplus	1,835	1,774	3	966	869	11
Operating profit	752	701	7	413	339	22
Operating surplus margin, %	11.6	11.3		12.0	11.2	
Operating margin, %	4.8	4.5		5.1	4.4	
Volume growth, %	-0.1	3 5		1.7	-1.4	

Share of group, net sales


31%

Share of group, operating profit


24%

Net sales



Operating profit and margin



Deviations, operating profit (%) 0706 vs. 0606	43%
Price/mix	81%
Volume	15%
Raw material	-37%
Energy	13%
Currency	-2%
Other	-28%

Deviations, operating profit (%) 2007:2 vs. 2007:1	-10%
Price/mix	14%
Volume	1%
Raw material	-13%
Energy	10%
Currency	0%
Other	-22%

PACKAGING

Operating profit amounted to SEK 1,311m, an improvement of 43% compared with the same period in the previous year. Higher corrugated board prices in all regions contributed SEK 780m. Net sales within the European packaging operations increased by 8%.

MARKET

Since the start of the year, testliner prices have increased by EUR 60 per tonne. Costs of wood raw material and recycled paper continued to rise during the quarter. Demand for traditional corrugated board packaging was strong, particularly in Germany and France. Price increases already negotiated for corrugated board will continue to have an effect during the autumn.

OPERATIONS

January – June (compared with the same period previous year)

Net sales amounted to SEK 16,800m compared with SEK 16,620m in the same period in the previous year, an increase of 1%. Adjusted for the sale of the North American packaging operations, net sales increased by 9%. The increase is mainly explained by implementation of price increases for corrugated board as well as higher volumes and higher sales of consumer and display packaging. Exchange rate fluctuations reduced net sales by 1%.

Operating profit improved by 43% compared with the same period in the previous year and amounted to SEK 1,311m (914). Higher prices and higher volumes as well as lower energy costs were offset by higher raw material costs. Exchange rate fluctuations reduced operating profit by 2%. The item Other in the deviations analysis includes the effects of divestments, depreciation and personnel costs.

Operating cash surplus amounted to SEK 2,010m (1,679) and operating cash flow was SEK -93m (-173). A higher operating cash surplus and lower expenditure for the ongoing efficiency programmes were offset by higher tied-up working capital and slightly higher net current capital expenditures.

Second quarter (compared with the previous quarter)

Operations in Europe and China grew by 2% during the quarter. Sales from continuing operations decreased, however, by 4% due to the sale of the North American operations.

Operating profit decreased by 10% of which the divestment in America accounts for 8%. Continued price increases and lower energy costs were offset by increasingly high costs for wood and recycled fibre.

BUSINESS AREA PACKAGING

SEKm	0706	0606	%	2007:2	2007:1	%
Net sales	16,800	16,620	1	8,229	8,571	-4
Operating surplus	2,066	1,742	19	1,003	1,063	-6
Operating profit	1,311	914	43	622	689	-10
Operating surplus margin, %	12.3	10.5		12.2	12.4	
Operating margin, %	7.8	5.5		7.6	8.0	
Deliveries						
- Liner products, ktonnes	1,192	1,270	-6	607	585	4
- Corrugated board, million m²	2,244	2,193	2	1,114	1,130	-1

Share of group, net sales


18%

Share of group, operating profit


30%

Net sales



Operating profit and margin



Deviations, operating profit (%) 0706 vs. 0606	17%
Price/mix	45%
Volume	-4%
Raw material	-19%
Energy	14%
Currency	-12%
Other	-7%

Deviations, operating profit (%) 2007:2 vs. 2007:1	13%
Price/mix	11%
Volume	6%
Raw material	-7%
Energy	7%
Currency	0%
Other	-4%

FOREST PRODUCTS

Operating profit amounted to SEK 1,413m, an improvement of 17% compared with the same period in the previous year.

MARKET

Demand for publication papers in Europe was good during the second quarter. However, the price trend was negative for both SC and LWC paper due to reduced exports from Europe.

Demand for solid-wood products remains strong due to the favourable development within the construction sector. The price scenario remains positive. Whitewood prices have stablized. The pulp market is strong with rising prices.

OPERATIONS

January – June (compared with the same period previous year)

Net sales amounted to SEK 9,198m (8,832). Higher prices for solid-wood products, timber and pulp as well as newsprint, were offset by lower volumes for the publication papers business. Exchange rate fluctuations reduced net sales.

Operating profit improved by 17% and amounted to SEK 1,413m (1,208). Higher prices and lower energy costs, partly an effect of the investment in the recovery boiler at the Östrand pulp mill, were offset by higher raw material costs and somewhat lower volumes and prices within the publication papers business. In the forestry operations, earnings were improved by higher timber prices due to the current timber shortages. Exchange rate fluctuations reduced operating profit by 12%.

Operating cash surplus amounted to SEK 1,893m (1,706) and operating cash flow was SEK 932m (1,191). A higher operating cash surplus was not able to compensate for higher tied-up working capital and higher net current capital expenditures.

Second quarter (compared with the previous quarter)

Sales improved slightly compared with the previous quarter, primarily for solid-wood products.

Operating profit improved by 13%. Higher prices within the sawmill operations and lower energy costs made a positive contribution while increased costs for wood raw material and lower prices for magazine papers subdued development.

BUSINESS AREA FOREST PRODUCTS

SEKm	0706	0606	%	2007:2	2007:1	%
Net sales	9,198	8,832	4	4,726	4,472	6
Operating surplus	2,091	1,889	11	1,088	1,003	8
Operating profit	1,413	1,208	17	750	663	13
- Publication papers	269	442	-39	141	128	10
- Pulp, timber and solid-wood products	1,144	766	49	609	535	14
Operating surplus margin, %	22.7	21.4		23.0	22.4	
Operating margin, %	15.4	13.7		15.9	14.8	
Deliveries						
- Publication papers, ktonnes	729	761	-4	374	355	5
- Solid-wood products, km³	852	805	6	440	412	7

SHARE DISTRIBUTION

The Annual General Meeting decided to carry out a split whereby each existing share was divided into three shares of the same class. The split was carried out on 9 May 2007.

30 June 2007	Class A	Class B	Total
Registered number of shares	112,905,207	592,204,887	705,110,094
- of which treasury shares		3,221,364	3,221,364

During the quarter no Class A shares were converted to Class B shares. At the end of the quarter, the proportion of Class A shares was 16.0%. As a result of the exercise of employee options, the number of treasury shares was reduced to 3,221,364.

Calculated according to IFRS recommendations, the effects of outstanding employee option programmes correspond to a maximum dilution of 0.04%, which was taken into account when calculating earnings per share for the period.

FUTURE REPORTS

The interim report for the third quarter of 2007 will be published on 31 October. The year-end report for 2007 will be published on 30 January 2008.

The Board of Directors and the President declare that the undersigned six-month interim report provides a true and fair overview of the Parent Company's and the Group's operations, their financial position and performance, and describes material risks and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, 24 July 2007
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Sverker Martin-Löf
Chairman of the Board

Rolf Börjesson
Director

Sören Gyll
Director

Tom Hedelius
Director

Leif Johansson
Director

Anders Nyrén
Director

Barbara Milian Thoralfsson
Director

Jan Åström
Director
President and CEO

Lars Jonsson
Employee Representative
Director

Lars-Erik Lundin
Employee Representative
Director

Örjan Svensson
Employee Representative
Director

Note
SCA discloses the information provided herein pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at 12.00 CET, on 24 July 2007.

REVIEW REPORT

We have reviewed this six-month interim report for SCA AB (publ) for the period January 1 to June 30, 2007. The Board of Directors and the President are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review. We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit. Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, 24 July 2007
Öhrlings PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

For further information, please contact:
Jan Åström, President and CEO, +46 8 788 51 00
Lennart Persson, Executive Vice President and CFO, +46 8 788 51 00
Bodil Eriksson, Corporate Communications, +46 8 788 52 34
Johan Andersson, Investor Relations, +46 8 788 52 82
Pär Altan, Media Relations, +46 8 788 52 37

This report has been prepared in both Swedish and English. In case of variation in the content of the two versions, the Swedish version shall prevail.

OPERATING CASH FLOW ANALYSIS

SEKm	0706	0606
Operating cash surplus	7,423	6,878
Change in working capital	-2,245	-1,887
Current capital expenditures, net	-1,980	-2,040
Restructuring costs, etc.	-394	-564
Operating cash flow	2,804	2,387
Financial items	-854	-791
Income taxes paid	-1,037	-825
Other	6	1
Cash flow from current operations	919	772
Acquisitions	-504	-36
Strategic capital expenditures, fixed assets	-483	-393
Strategic structural expenditures	0	-18
Divestments	2,895	0
Cash flow before dividend	2,827	325
Dividend	-2,807	-2,574
Cash flow after dividend	20	-2,249
Sale of treasury shares	49	62
Net cash flow	69	-2,187
Net debt at the start of the period	-36,399	-39,826
Net cash flow	69	-2,187
Remeasurement to equity	2,180	1,442
Currency effects	-693	1,609
Net debt at the end of the period	-34,843	-38,962
Debt/equity ratio	0.56	0.70
Debt payment capacity, %	33	28

CASH FLOW STATEMENT

SEKm	0706	0606
Operating activities		
Profit before tax	3,876	3,277
Adjustment for non-cash items[1]	2,291	2,180
	6,167	5,457
Paid tax	-1,037	-825
Cash flow from operating activities before changes in working capital	5,130	4,632
Cash flow from changes in working capital		
Change in inventories	-1,210	-463
Change in operating receivables	-1,246	-1,542
Change in operating liabilities	211	118
Cash flow from operating activities	2,885	2,745
Investing activities		
Acquisition of operations	-473	-36
Sold operations	2,828	0
Acquisition tangible and intangible assets	-2,768	-2,616
Sale of tangible assets	324	212
Payment of loans to external parties	-419	-989
Cash flow from investing activities	-508	-3,429
Financing activities		
Sale of treasury shares	49	62
Borrowings	950	2,833
Dividends paid	-2,807	-2,574
Cash flow from financing activities	-1,808	321
Cash flow for the period	569	-363
Cash and cash equivalents at the beginning of the year	1,599	1,684
Exchange differences in cash and cash equivalents	29	-69
Cash and cash equivalents at the end of the period	2,197	1,252

Reconciliation with operating cash flow analysis

Cash flow for the period	569	-363
Deducted items:		
Payment of loans to external parties	419	989
Borrowings	-950	-2,833
Added items:		
Net debt in acquired and divested operations	36	-
Accrued interest	13	49
Investments through finance leases	-18	-29
Net cash flow according to operating cash flow analysis	69	-2,187

[1] *Depreciation and write-downs, fixed assets*	*3,035*	*3,108*
Fair value valuation of forest assets	*-211*	*-174*
Payments related to efficiency programmes previously recognized as liabilities	*-354*	*-578*
Other	*-179*	*-176*
Total	*2,291*	*2,180*

CONSOLIDATED INCOME STATEMENT

SEKm	2007:2	2006:2	2007:1	0706	0606
Net sales	26,128	25,294	25,615	51,743	50,694
Other income	487	442	565	1,052	1,121
Change in fair value of biological assets	54	88	157	211	174
Change in inventories of finished goods and work in progress	26	-181	99	125	4
Work performed and capitalized	51	45	64	115	94
Raw materials and consumables	-9,862	-8,674	-9,637	-19,499	-17,887
Personnel costs	-4,908	-4,992	-4,944	-9,852	-10,007
Other operating expenses	-8,016	-8,381	-8,136	-16,152	-17,031
Depreciation	-1,541	-1,536	-1,509	-3,050	-3,105
Impairments	15	-1	0	15	-3
Share of profits of associated companies	14	9	8	22	14
Operating profit	2,448	2,113	2,282	4,730	4,068
Financial items	-435	-405	-419	-854	-791
Profit before tax	2,013	1,708	1,863	3,876	3,277
Tax	-443	-387	-429	-872	-787
Net profit for the period	1,570	1,321	1,434	3,004	2,490
Earnings attributable to:					
Equity holders of the Parent Company	1,565	1,314	1,429	2,994	2,473
Minority interests	5	7	5	10	17
Earnings per share, SEK - equity holders of the Parent Company					
- before dilution effects	2.23	1.87	2.04	4.27	3.53
- after dilution effects	2.23	1.87	2.04	4.26	3.53
Average no. of shares before dilution, millions	701.7	701.0	701.4	701.7	701.0
Warrants	0.5	0.4	0.6	0.5	0.4
Average no. of shares after dilution	702.2	701.4	702.0	702.2	701.4

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

SEKm	0706	0606
Actuarial gains and losses related to pensions, incl. payroll tax	2,224	1,539
Available-for-sale financial assets:		
- Gains from fair value measurement taken to equity	116	-62
- Transferred to income statement at sale	-34	0
Cash flow hedges		
- Gains from remeasurement of derivatives taken to equity	32	56
- Transferred to profit or loss for the period	-25	-58
Transferred to cost of hedged investments	-2	-7
Translation difference in foreign operations	981	-2,233
Gains from hedging of net investments in foreign operations	28	-32
Tax on items taken to/transferred from equity	-671	-464
Total transactions taken to equity	2,649	-1,261
Net profit for the period recognized in the income statement	3,004	2,490
Total income and expenses recognized for the period	5,653	1,229
Attributable to:		
- Equity holders of the Parent Company	5,762	1,238
- Minority interests	-109	-9
	5,653	1,229
Other changes in equity		
- sale of treasury shares	49	62
- dividend	-2,807	-2,574
- change in Group structure	-17	0
- remeasurement owned portion at successive acquisitions, within window period	0	3

CONSOLIDATED BALANCE SHEET

	30 June 2007 SEKm	31 December 2006 SEKm
Assets		
Goodwill	17,442	16,997
Other intangible assets	2,895	3,054
Tangible assets	75,534	74,670
Shares and participations	853	518
Non-current financial assets[1]	4,666	2,970
Other non-current receivables	913	861
Total non-current assets	**102,303**	**99,070**
Operating receivables and inventories	32,480	29,907
Current financial assets	501	409
Non-current assets held for sale	54	2,559
Cash and cash equivalents	2,197	1,599
Total current assets	**35,232**	**34,474**
Total assets	**137,535**	**133,544**
Equity		
Equity holders of the Parent Company	61,159	58,299
Minority interests	682	664
Total equity	**61,841**	**58,963**
Liabilities		
Provisions for pensions	1,959	2,793
Other provisions	12,139	11,447
Non-current financial liabilities	20,067	16,852
Other non-current liabilities	188	157
Total non-current liabilities	**34,353**	**31,249**
Current financial liabilities[2]	20,013	21,537
Non-current liabilities held for sale	0	55
Operating liabilities	21,328	21,740
Total current liabilities	**41,341**	**43,332**
Total liabilities	**75,694**	**74,581**
Total equity and liabilities	**137,535**	**133,544**
Debt/equity ratio	0.56	0.62
Visible equity/assets ratio	44%	44%
Return on capital employed, %	10	9
Return on equity, %	10	9
[1] *Of which pension assets*	2,786	1,419
[2] *Contracted committed credit lines amount to SEK 25,325m*		
Capital employed	96,684	95,362
- of which working capital	12,221	9,870
Net debt	34,843	36,399
Shareholders' equity	61,841	58,963
Of which provisions for restructuring costs:		
- Other provisions	375	423
- Operating liabilities	613	797

NET SALES

SEKm	2007:2	2007:1	2006:4	2006:3	2006:2	2006:1	2005:4	2005:3
Personal Care	5,554	5,331	5,429	5,246	5,249	5,348	5,136	5,026
Tissue	8,060	7,725	7,844	7,743	7,787	7,962	8,109	7,917
Packaging	8,229	8,571	8,445	8,288	8,231	8,389	8,272	8,351
Forest Products	4,726	4,472	4,480	4,339	4,454	4,378	4,071	3,986
- Publication papers	2,149	2,082	2,167	2,279	2,339	2,145	2,067	2,034
- Pulp, timber and solid-wood products	2,577	2,390	2,313	2,060	2,115	2,233	2,004	1,952
Other	341	357	336	326	296	233	301	247
Intra-group deliveries	-782	-841	-884	-847	-723	-910	-748	-787
Total net sales	26,128	25,615	25,650	25,095	25,294	25,400	25,141	24,740

OPERATING SURPLUS

SEKm	2007:2	2007:1	2006:4	2006:3	2006:2	2006:1	2005:4	2005:3
Personal Care	991	933	961	925	939	950	983	889
Tissue	966	869	913	944	924	850	941	999
Packaging	1,003	1,063	1,024	988	888	854	841	900
Forest Products	1,088	1,003	1,008	911	970	919	910	853
- Publication papers	347	337	412	371	456	426	456	420
- Pulp, timber and solid-wood products	741	666	596	540	514	493	454	433
Other	-88	-85	-88	-83	-80	-52	-88	-2,710
Total operating surplus	3,960	3,783	3,818	3,685	3,641	3,521	3,587	931

OPERATING PROFIT

SEKm	2007:2	2007:1	2006:4	2006:3	2006:2	2006:1	2005:4	2005:3
Personal Care	758	679	726	681	693	699	719	655
Tissue	413	339	358	431	401	300	379	428
Packaging	622	689	598	560	476	438	418	444
Forest Products	750	663	676	591	631	577	553	516
- Publication papers	141	128	208	168	237	205	222	206
- Pulp, timber and solid-wood products	609	535	468	423	394	372	331	310
Other	-95	-88	-97	-87	-88	-59	-94	-5,046
Total operating profit	2,448	2,282	2,261	2,176	2,113	1,955	1,975	-3,003
Financial items	-435	-419	-458	-423	-405	-386	-401	-393
Profit before tax	2,013	1,863	1,803	1,753	1,708	1,569	1,574	-3,396
Tax	-443	-429	-352	-227	-387	-400	-377	985
Net profit for the period	1,570	1,434	1,451	1,526	1,321	1,169	1,197	-2,411

OPERATING SURPLUS MARGIN

%	2007:2	2007:1	2006:4	2006:3	2006:2	2006:1	2005:4	2005:3
Personal Care	17.8	17.5	17.7	17.6	17.9	17.8	19.1	17.7
Tissue	12.0	11.2	11.6	12.2	11.9	10.7	11.6	12.6
Packaging	12.2	12.4	12.1	11.9	10.8	10.2	10.2	10.8
Forest Products	23.0	22.4	22.5	21.0	21.8	21.0	22.4	21.4
- Publication papers	16.1	16.2	19.0	16.3	19.5	19.9	22.1	20.6
- Pulp, timber and solid-wood products	28.8	27.9	25.8	26.2	24.3	22.1	22.7	22.2

OPERATING MARGIN

%	2007:2	2007:1	2006:4	2006:3	2006:2	2006:1	2005:4	2005:3
Personal Care	13.6	12.7	13.4	13.0	13.2	13.1	14.0	13.0
Tissue	5.1	4.4	4.6	5.6	5.1	3.8	4.7	5.4
Packaging	7.6	8.0	7.1	6.8	5.8	5.2	5.1	5.3
Forest Products	15.9	14.8	15.1	13.6	14.2	13.2	13.6	12.9
- Publication papers	6.6	6.1	9.6	7.4	10.1	9.6	10.7	10.1
- Pulp, timber and solid-wood products	23.6	22.4	20.2	20.5	18.6	16.7	16.5	15.9

INCOME STATEMENT PARENT COMPANY

SEKm	0706	0606
Net sales	82	62
Operating expenses	-311	-230
Operating profit	**-229**	**-168**
Financial items	972	1,243
Profit before tax	**743**	**1,075**
Tax	284	184
Net profit for the period	**1,027**	**1,259**

BALANCE SHEET PARENT COMPANY

	30 June 2007 SEKm	31 December 2006 SEKm
Intangible assets	8	11
Tangible assets	6,140	6,129
Financial investments	62,446	62,346
Total fixed assets	68,594	68,486
Total current assets	1,294	1,474
Total assets	**69,888**	**69,960**
Restricted equity	10,996	10,996
Unrestricted equity	10,206	11,930
Total shareholders' equity	21,202	22,926
Untaxed reserves	124	124
Provisions	1,554	1,575
Long-term liabilities	0	0
Current liabilities	47,008	45,335
Total equity and liabilities	**69,888**	**69,960**

END